oerlikon

Unaxis Holding Inc.

Media release
Rule 12g3-2(b) File No.

82-34643

06017108

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, September 20, 2006 – According to an announcement by Merrill Lynch Capital Markets AG, Zurich, dated September 19, 2006 said institution held 654 488 registered shares, attached to which are 647 375 voting rights in OC Oerlikon Corporation AG, Pfäffikon. Their share of voting rights is thus at 4.58 %.

Group members:

- Merrill Lynch Investment Managers Ltd.
  33 King William Street
  London EC4R 9AS, Great Britain
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 20
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, Great Britain

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representatives:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, September 21, 2006 – According to an announcement by Morgan Stanley and Co. International Limited, 20 Cabot Square, Canary Wharf, London, United Kingdom, E14 4QW dated September 19, 2006 said institution held, a total of 847 244 registered shares, attached to which are 847 244 voting rights in OC Oerlikon Corporation AG, Pfäffikon. Their share of voting rights is thus at 5.99 %.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.